

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

<u>Via E-mail</u>
Marc L. Dulude, Chief Executive Officer
Rand Worldwide, Inc.
10715 Red Run Blvd., Suite 101
Owings Mills, MD 21117

> **Re:** **Rand Worldwide, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-KT for the Transition Period from November 1, 2009 to June 30, 2010**
> **Filed November 15, 2010**
> **File No. 001-31265**

Dear Mr. Dulude:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-mail</u>
        Marc D. Mantell, Esq.
        Edwards Angell Palmer & Dodge LLP